

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2021

Zach Davis
Chief Financial Officer
Sabine Pass Liquefaction, LLC
700 Milam Street, Suite 1900
Houston, Texas 77002

> **Re: Sabine Pass Liquefaction, LLC**
> **Registration Statement on Form S-4**
> **Filed January 6, 2021**
> **File No. 333-251933**

Dear Mr. Davis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: George Vlahakos